Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Yum! Brands, Inc.:

We consent to the use of our report dated May 3, 2016, with respect to combined balance sheets of Yum! Brands, Inc.’s China businesses and operations (“Yum China Holdings, Inc.” or the “Company”) as of December 31, 2015 and 2014, and the related combined statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

The audit report contains an explanatory paragraph that states that the combined financial statements have been derived from the consolidated financial statements and underlying accounting records of Yum! Brands, Inc. (“YUM”). The combined financial statements also include expense allocations for certain corporate functions historically provided by YUM. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from YUM.

/s/ KPMG Huazhen LLP

Shanghai, China

October 3, 2016